DSM Press Release

DSM, Corporate Communications,
P[redacted]erlands
T[redacted] 5740680
In
E-

06

Heerlen (NL), 27 February 2008

DSM receives grant of US Department of Energy for biotechnology research

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, has received a grant from the US Department of Energy for a technical consortium on an innovative biotechnological approach of bioproducts and biofuels.
The grant will fund an extensive enzyme development program which will focus on finding applications in cellulose-based biorefineries for the production of bio-based products, including biofuels. The research will be carried out by a technical consortium in which DSM will be the lead partner. The other participants in this proposed project include Abengoa Bioenergy New Technologies, Los Alamos Laboratory and Sandia National Laboratory. An important part of the development work will be executed in the US and the program will run for four years.

The grant fits in with the extensive White Biotech program that DSM is running as one of its Emerging Business Areas with the aim of becoming a company fully focused on Life Sciences and Materials Sciences in line with its strategy *Vision 2010*. It will enlarge DSM's capabilities as a leader in biotechnology.

"The focus of this funded program is right at the heart of our White Biotechnology strategy to create practical solutions for the biorefineries of the future, using feedstocks that are not in conflict with food and feed supplies," says Volkert Claassen, DSM's Vice President White Biotechnology. *"We also recognize that it will require solid industry and institutional partnerships in order to fully realize the potential of bio-based manufacturing, such as the partners in this particular program."*

Commercially feasible
Global developments across all technology platforms in bio-conversion of cellulosic feedstocks are still at an early stage. In order to create and utilize commercially feasible solutions, the integration of technologies across the complete value chain and the manufacturing and entrepreneurial skills of companies such as of DSM and Abengoa are essential. This collaboration allows DSM to more rapidly develop and test technology at semi-commercial and full commercial scale in existing and pilot plants.

DSM's main field of interest in this program is to develop the technical skills for cellulosic biomass hydrolysis. After completion of this program DSM will decide upon further research and partners to collaborate within this field.

Consortium partners
DSM strives to be a leading integrated technology provider for the so-called second generation processes for biofuel and bio-based chemical production. DSM brings over a hundred years of experience in enzymes, yeast technology and industrial fermentation, and is unique in its ability to integrate these competencies of chemical engineering and biotechnology within a single entity. Abengoa brings many years of manufacturing, knowledge and processing capabilities. DSM and its industry, institutional and academic partners ultimately aim to provide practical

solutions across the entire biorefining technology platform with particular focus on feedstock pretreatment, enzymatic hydrolysis and advanced fermentation organism technologies.

DSM – the Life Sciences and Materials Sciences Company
DSM creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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